As filed with the Securities and Exchange Commission, May 25, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Swiss Helvetia Fund, Inc.

(Name of Subject Company (Issuer))

The Swiss Helvetia Fund, Inc.

(Name of Filing Person (Offeror))

COMMON STOCK,

$0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

870875101

(CUSIP Number of Class of Securities)

Rudolf Millisits Chief Executive Officer The Swiss Helvetia Fund, Inc. 1270 Avenue of the Americas, Suite 400 New York, NY 10020 (800) 794-7700	With a copy to: Stuart H. Coleman, Esq. Nicole M. Runyan, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038-4982 (212) 806-5400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Parties: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

THE SWISS HELVETIA FUND, INC. ANNOUNCES RESULTS OF FIRST

MEASUREMENT PERIOD AND UPCOMING TENDER OFFER

Press Release – For Immediate Release

New York, New York— May 25, 2011

The Swiss Helvetia Fund, Inc. (NYSE: SWZ) (the “Fund”), announced the completion of the first twelve-week measurement period in connection with the Fund’s previously announced tender offer program (the “Program”). Under the Program, the Fund’s Board of Directors approved up to two tender offers in 2011, each for up to 5% of the Fund’s shares at a price equal to 98% of the Fund’s net asset value (“NAV”), if the Fund’s shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period (each, an “Offer”). At the conclusion of the first twelve-week measurement period, which began on March 1, 2011 and concluded on May 24, 2011, the Fund’s shares traded at an average discount to NAV of 10.23%.

Subject to the Board’s exercise of its fiduciary duties, the first Offer will commence on or about June 1, 2011 and is expected to remain open through June 30, 2011. If more than 5% of the Fund’s outstanding shares are tendered in the Offer, the Fund will purchase its shares from tendering stockholders on a pro rata basis at a price per share of 98% of the Fund’s NAV per share, as determined on July 1, 2011. There can be no assurance that the Offer will reduce the spread between the market price of the Fund’s shares and the Fund’s NAV per share. As previously announced, the second measurement period will commence on September 1, 2011.

For U.S. federal income tax purposes, the Fund’s Board will need to declare a “spillback” distribution of the Fund’s net income and capital gains earned during November and December 2010. The amount of that distribution currently is estimated to be approximately $21.4 million, or approximately $0.70 per share, substantially all of which is long-term capital gains. Typically, the Fund’s spillback distribution is declared and paid in June or July of each calendar year. The Fund’s Board currently intends to set the record, ex-dividend and payment dates for this year’s spillback distribution to occur after the conclusion of the first Offer. As a result, stockholders who tender Fund shares in the first Offer should not expect to receive a distribution on those shares accepted for repurchase by the Fund. Stockholders who do not tender their Fund shares in the first Offer, or whose shares are not repurchased in the first Offer, should expect to receive a distribution, of approximately $0.73 per share assuming the Fund repurchases 5% of its shares in the Offer, on Fund shares owned as of the record date. The Fund will announce the record, ex-dividend and payment dates in respect of the Fund’s spillback distribution, along with the actual amount of the distribution, once they are finally determined and approved by the Fund’s Board at a later date.

The Fund is managed by Hottinger Capital Corp. For more information on the Fund, including the most recent month-end performance, visit www.swz.com or contact Rudolf Millisits, Executive Vice President of Hottinger Capital Corp., at 1-888-SWISS-00 (1-888-794-7700) or 1-212-332-2760.

* * * * *

The Swiss Helvetia Fund, Inc. is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. The Fund also may acquire and hold equity and equity-linked securities of non-Swiss companies in limited circumstances. The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. Equity and equity-linked securities include registered shares, bearer shares, participation and dividend certificates, convertible bonds and bonds with warrants attached and unattached warrants. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not commenced the Offer described in this press release. Upon commencement of the Offer, the Fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. The Fund’s stockholders should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the Offer. Stockholders can obtain the offer to purchase and the tender offer statement on Schedule TO and related exhibits when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov.